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                             September 3, 2020

       Richard King
       Chief Executive Officer
       Spruce Biosciences, Inc.
       2001 Junipero Serra Boulevard, Suite 640
       Daly City, CA 94014

                                                        Re: Spruce Biosciences,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August 7,
2020
                                                            CIK No. 0001683553

       Dear Mr. King:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. Please ensure that the information you include in your summary is balanced. For example, we note the
risk disclosure on pages 6 and 13 that you have a limited operating history, have incurred
significant net losses since inception, anticipate that you will continue to do so for
the foreseeable future and expect these losses to increase as you continue clinical
development and seek regulatory approvals. Please provide a more detailed and prominent
discussion of the most material risks you face.
   2. On page 5, please revise the table to disclose all remaining stages you must successfully complete before you
could seek FDA approval. For example, please revise to reference
                                                        Phase 3 trials and any
estimated timetable. In this regard, we note your disclosure on
 Richard King
FirstName LastNameRichard    King
Spruce Biosciences, Inc.
Comapany 3,
September NameSpruce
             2020        Biosciences, Inc.
September
Page 2    3, 2020 Page 2
FirstName LastName
         pages 132 - 133 regarding Phase 1, Phase 2, and Phase 3 clinical trials.
Risk Factors
Our amended and restated certificate of incorporation and amended and restated bylaws will provide that..., page 76

3.       Please revise your disclosure on pages 76 and 185 regarding choice of forum for
         consistency. In particular, please revise the first sentence under "Choice of Forum" on page 185 to clarify that both your amended and restated bylaws and amended and restated
         certificate of incorporation include such provision, and similarly, revise the second paragraph of the risk factor to clarify that both documents provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities
Act.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
License Agreement with Eli Lilly and Company, page 92

4. You disclose on pages 92 and F-44 that in May 2016, you entered into a License
         Agreement with Lilly, which could require you to pay Lilly up to an aggregate of $23.0 million upon the achievement of certain clinical and commercialization milestones.
         Please revise to describe such milestones in greater detail, including how they will be calculated and any timeframe, as applicable.
Loan Agreement, page 97

5. Please expand to provide more detailed disclosure of any material financial covenants contained in your Loan Agreement, including quantifying any ratios, as applicable. If any of such covenants could materially impact your ability to obtain additional debt financing, please revise your "Funding Requirements" disclosure on page 98 to disclose the same, and expand your risk factor disclosure as appropriate.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Critical Accounting Policies, Significant Judgments and Use of Estimates Stock-Based Compensation Expense, page 103

6. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock-based compensation.
Internal Control Over Financial Reporting, page 106

7. We note from your disclosures on page 71 that you identified a material weakness in internal control over financial reporting primarily related to a lack of timely review over the financial statement close process and you were unable to adequately conduct review
 Richard King
Spruce Biosciences, Inc.
September 3, 2020
Page 3
         and analysis of certain routine transactions. Additionally you disclose that the measures you have taken to date may not be sufficient to remediate the material weakness in your internal control over financial reporting. Please revise to clarify what remains to be completed in your remediation plan, if anything. Also, if the material weakness has not been fully remediated, please revise to disclose how long you estimate it will take to complete your plan and disclose any material costs you have, or expect to be, incurred.
General

8. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.
       You may contact Eric Atallah at 202-551-3663 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions.



FirstName LastNameRichard King                                 Sincerely,
Comapany NameSpruce Biosciences, Inc.
                                                               Division of
Corporation Finance
September 3, 2020 Page 3                                       Office of Life
Sciences
FirstName LastName